Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

July 5, 2024

Via Edgar

Ms. Kristin Lockhead

Ms. Jeanne Baker

Mr. Juan Grana

Ms. Abby Adams

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Achari Ventures Holdings Corp. I Amendment No. 5 to Registration Statement on Form S-4 Filed June 14, 2024 File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we”, “our” or “us”) transmits herewith Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 24, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We note your response to comment 1 and reissue the comment. Please provide the information requested in our comment, or revise to clarify the reasonable basis on which you have determined that the reverse stock split will not be necessary. We note that Vaso’s historical trading quotes and volume do not appear to support your determination. Revise the Q&A on pages 30-31 to provide a more complete view of the history of Vaso’s share price. Please also revise the references to Vaso’s common stock as “historically volatile” to clarify your meaning of this term and your frame of reference.

We have revised the disclosure in Amendment No. 6 to (i) clarify the assumptions as to why we have assumed that the Reverse Stock Split may not be necessary, (ii) provide additional information regarding the history of Vaso’s share price and (iii) to clarify the meaning of “historical volatility” and to give examples of the same.

Fairness Opinion of River Corporate, page 217

2.	We note your response to comment 6 and reissue the comment. As Achari received the fairness opinion from River Corporate and it is included in this document, please revise to provide all information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4 and Item 14(a)(6) of Schedule 14A.

We have revised the disclosure in the section of Amendment No. 6 entitled “Fairness Opinion of River Corporate provided to the Vaso Board of Directors” to provide the additional information required by Item 1015(b) of Regulation M-A.

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer